UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:         Acquisition of Ferro Alloys Corporation Limited

We would like to inform you that investment in Ferro Alloys Corporation Limited (FACOR) has been done through a combination of equity of Rs 34 crores and inter-corporate loan of Rs 22.03 crores. Further, Non-Convertible Debentures of aggregate face value of Rs 286.5 Crores have been allotted by FACOR to its Financial Creditors.

Accordingly, today the Company has been allotted with 34,00,00,000 (Thirty-Four Crores) fully paid up equity shares of INR 1 each of FACOR as per the approved Resolution Plan. Pursuant to the aforementioned allotment, FACOR will be wholly owned subsidiary of the Company.

The Company has acquired control over FACOR and a new board of directors has been put in place.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2020	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer